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PARTNERS

Matthew D. Bersani Nils Eliasson Paloma P. Wang	Sidharth Bhasin † Colin Law Alan Y.L. Yeung	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Stephanie Tang

REGISTERED FOREIGN LAWYERS

Andrew D. Ruff ‡	Shichun Tang ‡

Paul Strecker

To Call Writer Directly:

+852 2978 8038

Paul.Strecker@Shearman.com

January 19, 2016

Re:	Mindray Medical International Limited

Schedule 13E-3

Filed November 16, 2015

File No. 005-82637

Dear Mr. Jones,

On behalf of Mindray Medical International Limited, a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission communicated on January 8, 2016 with respect to the Schedule 13E-3, File No. 005-82637 (the “Schedule 13E-3”) filed on November 16, 2015 by the Company and the other filing persons named therein. For your convenience, the Staff’s comment is repeated below in bold and italics, followed by the response of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”) or the definitive proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP
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SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

January 19, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Excelsior Union Limited, Solid Union Limited, Supreme Union Limited, Mr. Li Xiting, Magic Bell Limited, Quiet Well Limited, Mr. Xu Hang, New Dragon (No. 12) Investments Limited, Ms. Jian Yao, New Phoenix Limited, Mr. Cheng Minghe, or City Legend Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comment.

* * * * *

Schedule 13E-3

Position of the Buyer Group as to the Fairness of the Merger, page 37

1.	We reissue prior comment 11. It appears that the disclosure here and elsewhere in the document has not been provided by each filing person given that such disclosure is limited to those in the “Buyer Group”. Presumably as defined on Page 1. Please note that each filing person must individually comply with the requirements of Schedule 13E-3, including each applicable section of Reg M-A to which that Schedule refers, such as items 1013 and 1014. Please revise. We note that the Buyer Group appears to be defined differently in Schedule 13E-3 cover. Please reconcile with the defined term on page 1.

The defined term “Buyer Group” includes Holdco, Parent, Merger Sub, Mr. Li Xiting, Magic Bell Limited, Quiet Well Limited, Mr. Xu Hang, New Dragon (No. 12) Investments Limited, Ms. Jian Yao, New Phoenix Limited, Mr. Cheng Minghe and City Legend Limited. In response to the Staff's comment, the definition of “Buyer Group” has been revised to reconcile with that on the Schedule 13E-3 cover. Please refer to the revised disclosure on page 1 of the Amendment No. 2 and page 1 of the Revised Proxy Statement.

In response to the Staff’s comment, the disclosure has been revised to reflect the effect of the merger on each member of the Buyer Group’s interest in the net book value and net earnings of the Company, by elaborating that the beneficial ownership of each of Mr. Li Xiting, Mr. Xu Hang, and Mr. Cheng Minghe in the Company is attributed from their respective affiliates. Please refer to the revised disclosure on page 51 of the Revised Proxy Statement.

The Company respectfully advises the Staff that the disclosure specifying the compliance of each member of the Buyer Group with the requirements under Items 1013 and 1014 has been included in the Amendment No. 2 and the Revised Proxy Statement. Please refer to pages 37 (Position of the Buyer Group as to the Fairness of the Merger), 40 (Position of the Buyer Group as to the Fairness of the Merger), and 48 (Buyer Group’s Purpose and Reasons for the Merger) of the Revised Proxy Statement.

January 19, 2016

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Excelsior Union Limited, Solid Union Limited, Supreme Union Limited, Mr. Li Xiting, Magic Bell Limited, Quiet Well Limited, Mr. Xu Hang, New Dragon (No. 12) Investments Limited, Ms. Jian Yao, New Phoenix Limited, Mr. Cheng Minghe, and City Legend Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2978 8038.

Sincerely,

/s/ Paul Strecker
Paul Strecker
of Shearman & Sterling

January 19, 2016

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated on January 8, 2016 with respect to the Schedule 13E-3, File No. 005-82637 (the “Schedule 13E-3”), filed on November 16, 2015 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mindray Medical International Limited

By:	/s/ Ronald Ede
Name: Ronald Ede
Title: Chairman of the Special Committee

Supreme Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Excelsior Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Solid Union Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Li Xiting

By:	/s/ Li Xiting

Magic Bell Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

January 19, 2016

Quiet Well Limited

By:	/s/ Li Xiting
Name: Li Xiting
Title: Director

Xu Hang

By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Director

Jian Yao

By:	/s/ Jian Yao

New Phoenix Limited

By:	/s/ Xu Hang
Name: Xu Hang
Title: Authorized Signatory

Cheng Minghe

By:	/s/ Cheng Minghe

City Legend Limited

By:	/s/ Cheng Minghe
Name: Cheng Minghe
Title: Director